

04001820

ED STATES
XCHANGE COMMISSION
.........gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-29579

FEB 2 6 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2003</u> AND ENDING <u>December 31, 2003</u>

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

440 Wheelers Farms Road

                   (No. and Street)

Milford,   CT   06460

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Atkins   (203) 783-4440

                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.

           (Name – if individual. state last. first. middle name)

Four Corporate Drive, Suite 488   Shelton   CT   06484

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Paul Atkins_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wright Investors' Service Distributors, Inc._____, as of __December 31_____, 20 __03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____


_____
Signature

_____
Title


_____
Notary Public

HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements



WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2003

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2003

CONTENTS



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants/Business Consultants

FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (a subsidiary of The Winthrop Corporation) as of December 31, 2003, and the related statements of operations, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Investors' Service Distributors, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(A) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2004

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets

Cash	$110,688
Accounts receivable	20,519
Due from parent (Note 2)	270,907
Prepaid expenses	15,020
Total Assets	**$417,134**

Liabilities and Shareholder's Equity

Liabilities:

Accounts payable	$ 55,316

Shareholder's equity:

Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par	150,856
Retained earnings	209,962
Total Shareholder's Equity	**361,818**
Total Liabilities and Shareholder's Equity	**$417,134**

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Revenue:

Distribution fees (Note 2)	$525,054
Realized gain on investment accounts	7,460
	532,514

Expenses (Note 2)

Promotional activities	188,065
Commissions to other brokers	192,580
Fund subsidy	32,907
Travel and entertainment	4,972
Other	103,834
	522,358
Net income	$ 10,156

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock		Additional	Retained
	Shares	Amount	Paid In Capital	Earnings
Balance, December 31, 2002	1,000	$1,000	$150,856	$199,806
Net income				10,156
Balance, December 31, 2003	1,000	$1,000	$150,856	$209,962

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash flows from operating activities:

Net income	$ 10,156
Adjustments to reconcile net income to net cash used in operating activities:	
Realized gain on investments	(7,460)
Decrease in accounts receivable	44,548
Increase in due from parent	(104,157)
Increase in prepaid expenses	(500)
Increase in accounts payable	21,273
Net cash used in operating activities	(36,140)
Cash flows from investing activities:	
Proceeds from sale of investments	48,676
Net cash provided by investment activities	48,676
Net increase in cash	12,536
Cash, beginning	98,152
Cash, ending	**$110,688**

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

1. **Summary of significant accounting policies:**

Description of Company:

The Company is a wholly-owned subsidiary of The Winthrop Corporation ("TWC") and is a member of the National Association of Securities Dealers. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds. The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies.

The Company is registered as a broker-dealer in every state except Alaska, Hawaii, and Puerto Rico.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

Income taxes:

The Company files a consolidated tax return with its parent. Income taxes are computed on an individual company basis.

2. **Related party transactions:**

The Company earned substantially all of its revenue by providing underwriting and distribution services to mutual funds. Several officers of the Company are also officers of the mutual funds.

6

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

2.   **Related party transactions** (continued):

Substantially all general and administrative expenses of the Company are paid by TWC. Direct expenses of the Company and allocable common expenses shared with TWC are reimbursed by the Company to TWC.

3.   **Net capital requirements:**

Under the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2003, the Company had net capital and minimum net capital requirements of $55,372 and $5,000 respectively. The Company's net capital ratio was 1 to 1.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

Fee Revenue

Mutual fund distribution fees	$317,389
Commissions - non TWC sales	207,665
Total Fee Revenue	**$525,054**

Other Expenses

Commissions – non TWC sales	$ 25,770
Depreciation and amortization	1,810
Dues and subscriptions	2,786
Insurance	440
Miscellaneous	1,331
Outside services	19,871
Postage	830
Printed material and office expenses	12,444
Professional fees	5,537
Property and other taxes	2,491
Regulatory fees	21,877
Rent	6,781
Repair and maintenance	113
State income tax	1,000
Telephone and electric	753
Total Other Expenses	**$103,834**

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE

UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2003

Shareholder's equity	$361,818
Less non allowable assets	(306,446)
Net capital	55,372
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	5,000
Excess of net capital over minimum requirements	$ 50,372
Total aggregate indebtedness	$ 55,316
Required minimum net capital (6.7% of total aggregate indebtedness or $5,000)	5,000
Ratio of total aggregate indebtedness to net capital	1 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited December 31, 2003 Form X-17A-5 Part II A filing as amended.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. In management's opinion, the Company was in compliance with the exemption provisions of Rule 15c3-3 during the year ended December 31, 2003.



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants/Business Consultants

FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors' on
Internal Controls Required by SEC Rule 17a-5

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Wright Investors' Service Distributors, Inc. for the year ended December 31, 2003, we considered its internal control. We did this to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Wright Investors' Service Distributors, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Wright Investors' Service Distributors, Inc., the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 10, 2004